Exhibit 4.5
Translation of the Chinese original
Agreement
Party A: Wong Hing Tuen, Male, Birthdate: July 31, 1975, Hong Kong resident, Home Return Permit No.: 376919870957, Hong Kong ID: K802751
Party B: Xu Qiming, Male, Birthdate: April 28, 1969, domiciled at A4, Wukeng Village West, Longhu Town, Jinjiang City, Fujian Province, ID: 350382196904285010
After sufficient friendly negotiations between Party A and Party B, the parties hereto have reached an agreement as follows on a voluntary and equal basis:
1.	Party A established Fujian Xiniya Garments and Weaving Co. Ltd. (the “Company”) according to the approval an titled “Official Reply Approving the Establishment of ‘Fujian Xiniya Garments and Weaving Co. Ltd.’ ([2005] No. 470) issued by Jinjiang City Commerce Department on September 7, 2005. The Company has a total investment of HK$12.0 million and a registered capital of HK$10.0 million and is located in Liangzhongchang, Jinjiang City.

2.	The Company was actually invested by Party B (Xu Qiming) under the name of Party A (Wong Hing Tuen). The actual investor of the Company is Party B, and all the assets of the Company (including the total investment of HK$12.0 million and the registered capital of HK$10.0 million which are contributed in spot exchange; the total investment consisting of certain equipment purchased in China equivalent to HS$3.85 million, cash HK$6.15 million and additional investment of HK$2.0 million) fully belong to Party B. All the creditors’ rights and newly increased assets (including the residual assets after the cessation of operation) generated during the production and operation of the Company shall fully belong to Party B. The debt (including tax liabilities) incurred in the Company’s operation should all be paid off by Party B, and shall have nothing to do with Party A.

3.	Given Party A did not make any actual investment, Party A shall not involve himself in the Company’s operation and management and shall not have the right to participate in the distribution of the Company’s net profit, nor does he have the right to dispose of any of the Company’s properties. Being the sole actual investor of the Company, Party B shall have all the power for the management and operation of the Company, including the decision-making right with respect to all the business affairs of the Company. Party B has the exclusive right to own, use, benefit from and dispose of the Company’s assets. As a result, all the creditors’ right and debts formed in the Company’s operation have nothing to do with Party A. Party A shall give his cooperation necessary for the Company to go through relevant formalities in connection with the operation of the Company.
This agreement is the expression of the true intention of both parties hereto.
This agreement shall be executed in two counterparts with equal force and effect, one for each party; and shall take effect upon dully execution of both parties.

Party A: /s/ Wong Hing Tuen	Party B: /s/ Xu Qiming

Date: September 28, 2005